# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROYALAND CO LTD., CIK 0001924064
CUSIP: G7711M109
Title of class of securities: Class B Common Shares, $0.0002 par value per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056309

## Reporting persons
- Wing Kai Lam: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 645,000; shared voting power 0; sole dispositive power 645,000; shared dispositive power 0; aggregate amount beneficially owned 645,000 (13.3% of the class)
  Comment: For Row 5, 7 and 9: Consists of (i) 270,000 class B common shares, $0.0002 par value per share ("Class B Common Shares"), of The RoyaLand Company Ltd. (the "Issuer"), held directly by this Reporting Person (as defined below), and (ii) 375,000 Class B Common Shares issuable upon exercise of a warrant by this Reporting Person within 60 days of the date of this statement.
  
  For Row 11: The denominator of the fraction from which this percentage is calculated is 4,850,000 Class B Common Shares, which consists of (i) 4,475,000 Class B Common Shares outstanding as of December 31, 2024, and (ii) the 375,000 Class B Common Shares issuable upon exercise of a warrant by this Reporting Person within 60 days of the date of this statement. The numerator of the fraction from which the percentage is calculated is 645,000 Class B Common Shares, which consists of (i) the 270,000 Class B Common Shares held directly by this Reporting Person and (ii) the 375,000 Class B Common Shares issuable upon exercise of a warrant by this Reporting Person within 60 days of the date of this statement.

## Item 1. Issuer
Name of issuer: ROYALAND CO LTD.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda

## Item 2. Person Filing
Name of person filing: This statement is being filed by Wing Kai Lam, an individual (the "Reporting Person").
Address of principal business office or, if none, residence: The residence of the Reporting Person is 6/F, Block G, Wai Kee House, 91 Sai Yee Street, Mongkok, Hong Kong.
Citizenship: The Reporting Person is a citizen of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page.
Percent of class: See Row 11 of the cover page.
Sole power to vote or to direct the vote: See Row 5 of the cover page.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Wing Kai Lam: /s/ Wing Kai Lam, Wing Kai Lam (02/13/2025)